Exhibit 99.2

Draganfly Inc.

Annual General of Shareholders held on June 21, 2023 at Suite 2800, 666 Burrard Street, Vancouver, British Columbia, Canada

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations.

The following sets forth a brief description of each matter which was voted upon at the Annual General Meeting of shareholders of Draganfly Inc. (“Draganfly”) held on June 21, 2023 (the “Meeting”) and the outcome of the vote:

Matter No.	Description of Matter	Outcome of Vote	Votes For	Votes Against	Votes Withheld	Percentage For
1.	Fix the number of directors to be elected at the Meeting at seven (7)	Resolution approved	8,074,804	218,705	N/A	97.36%

2.	To elect the following nominees to serve as directors of Draganfly for the ensuing year, or until their successors are duly elected or appointed, subject to the provisions of the Business Corporations Act (British Columbia) and by-laws of Draganfly:

	Cameron Chell	Elected	8,011,818	N/A	281,690	96.60%
	John M. Mitnick	Elected	8,014,207	N/A	279,301	96.63%
	Scott Larson	Elected	7,999,745	N/A	293,763	96.46%
	Olen Aasen	Elected	8,012,887	N/A	280,621	96.62%
	Denis Silva	Elected	7,995,904	N/A	297,604	96.41%
	Andrew Hill Card, Jr.	Elected	7,997,249	N/A	301,616	96.37%
	Julie Myers Wood	Elected	7,997,249	N/A	296,260	96.43%

3.	To approve the appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as auditors of Draganfly to hold office until the next annual meeting or until their successors are appointed and to authorize the board of directors to fix their remuneration as such.	Resolution approved	16,402,483	N/A	419,884	97.50%

Matter No.	Description of Matter		Outcome of Vote	Votes For	Votes Against	Votes Withheld	Percentage For
4.	To approve the forgoing resolutions:		Resolution approved	6,845,803	1,447,706	N/A	82.54%

	1.	The Company’s share compensation plan (the “Share Compensation Plan”), materially as attached as Schedule B to the Company’s management information circular dated May 9, 2023, is approved.

	2.	All unallocated options, rights and other entitlements under the Share Compensation Plan are hereby approved and authorized, which approval shall be effective until June 21, 2026.

	3.	Any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolutions.

Dated at Vancouver, British Columbia, Canada as of this 21st day June, 2023.

DRAGANFLY INC.

Per:	(signed) “Cameron Chell”
Cameron Chell
President and Chief Executive Officer